Finantia USA Ltd.

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
                                   (No. and Street)

New York   NY   10022
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithiumSmith + Brown
(Name - if individual, state last, first, middle name)

1411 Broadway 9th Floor   New York   NY   10018
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
       5(e)(3).*

AFFIRMATION

I, Filipe Marques, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Finantia USA Ltd. at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Filipe Miguel Das Marques
Signature

CCO
Title

Subscribed and sworn
to before me this 15th day of February 2019



JUAN A SOTO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SO6366214
Qualified in Bronx County
My Commission Expires October 23, 2021

Finantia USA Ltd.
Index
December 31, 2018

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of Finantia USA Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Finantia USA Ltd. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York

February 15, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 1,406,006
Fail to deliver	989,550
Due from affiliates	449,138
Leasehold improvements, furniture and equipment	
(net of accumulated amortization and depreciation of $275,585)	213,135
Security deposit	122,883
Deferred tax asset	64,400
Prepaid income taxes	103,468
Other assets	67,810
Total assets	$ 3,416,390

Liabilities and Stockholder's Equity

Liabilities:

Fail to receive	$ 989,550
Accrued expenses and other liabilities	122,921
Total liabilities	1,112,471

Stockholder's Equity:

Common stock ($.01 par value; 1,000 shares authorized, 200	
issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	1,789,698
Total stockholder's equity	2,303,919
Total liabilities and stockholder's equity	$ 3,416,390

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Business**

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through two separate affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliates and remitted to the Company periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash
Cash deposits are held at one New York financial institutions and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Leasehold Improvements and Equipment
Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

New Accounting Pronouncement
In May 2014, FASB issued ASU 2014-09 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on January 1, 2019. The effect of grossing up the assets and liabilities as of January 1, 2019 will be approximately $289,000.

3.   **Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

4.   **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2018, the Company had net capital of approximately $1,218,000 which exceeded the required net capital by approximately $968,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Leasehold Improvements, Furniture and Equipment**

Details of leasehold improvements, furniture and equipment are as follows:

Furniture	$	72,169
Equipment		53,555
Leasehold Improvements		362,996
		488,720
Less: accumulated depreciation and amortization		(275,585)
	$	213,135

6. **Commitments**

The Company leases two office spaces under non-cancellable lease agreements. The office in New York expires September 30, 2019 and the remaining commitment is $143,000. The office in Florida expires April 30, 2023. The future minimum annual payments at December 31, 2018 under these agreements are:

Year Ending December 31,	Total Commitments	
2019	$	213,728
2020		73,208
2021		75,766
2022		78,423
2023		33,549
	$	474,674

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has security deposits of $122,883 relating to these leases.

The Company has a construction allowance receivable of $11,952 from the landlord of the Florida office as of December 31, 2018 with an offsetting deferred lease cost. The amortization of the deferred lease cost will reduce the Company's rent expense over the term of the lease.

7.   **Income Taxes**

Deferred tax assets relate to differences between book and tax relative to depreciation and deferred rent expense. The statutory rate differs from the effective rate primarily due to the effects of state and local taxes and the change in federal deferred tax rates.

As of December 31, 2018, the deferred tax assets resulted primarily from timing differences between book and tax depreciation methods and net operating losses. Net operating loss carryforwards do not expire. The tax effects of these differences were as follows:

Net operating losses	$	33,400
Depreciation		27,000
Deferred lease liability		4,000
Asset	$	64,400

8.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018. Effective January 1, 2019, the Company entered into a cost-plus arrangement with its affiliates whereby in lieu of commission revenue, the affiliates will pay the Company a fee that will be calculated at 115% of the Company's costs, as defined